Exhibit 99.7

170 N. Radnor-Chester Road

Suite 200

Radnor, PA 19087

610.293.0600

(FAX) 610.293.0601

April 6, 2018

Dave Kille

4213 Sir Andrew Circle

Doylestown, PA 18902

Dear Dave:

This letter is intended to amend the provisions of your offer letter from Safeguard Scientifics, Inc. dated September 1, 2015 (“Offer Letter”) in order to reflect your appointment as Chief Financial Officer / Senior Vice President, effective on June 1, 2018 (the “Effective Date”), for a term ending May 31, 2019 (the “Term”) and thereafter continuing on an “at-will” basis. Other than as set forth below, the terms of the Offer Letter remain unchanged.

The following provisions are hereby added to the beginning of the Offer Letter as of the Effective Date:

•	Salary and Cash Incentives. Your minimum annualized base salary will be $250,000. As a matter of maintaining competitive employment terms, salaries are reviewed annually against internal and external peer groups, and individual performance, and, if appropriate, adjusted upwards.

You will also be eligible to participate in the Safeguard annual management incentive program (MIP), at a target payout of $125,000, pro-rated for 2018. The overall MIP goals are determined at the beginning of each year, and approved for payment annually, after the year-end audited results, by the Compensation Committee of the Board. Actual payments of amounts pursuant to your MIP award will be made to you on or after January 1, but prior to March 15, of the calendar year next following the calendar year in which the payment is earned, subject to completion of Safeguard’s audit for the applicable fiscal year. Your individual actual payout amount will be determined by your performance against your individual objectives and by the overall performance of Safeguard against established corporate objectives.

The following “Severance Benefits” section is hereby added to the Offer Letter as of the Effective Date:

Severance Benefits. Subject to the terms and conditions of this letter, in the event Safeguard terminates your employment without “cause”, Safeguard will provide you the following benefits which shall be the only severance benefits or other payments in respect of your employment with Safeguard to which you shall be entitled. Without limiting the generality of the foregoing, these benefits are in respect of all salary, bonus, accrued vacation and other rights which you may have against Safeguard or its affiliates.

•	You will be paid a lump sum in an amount equivalent to i) the amount of final annual salary and annual incentive (at target) which would have been paid to you for the balance of the Term, if any, plus ii) one year (the “Severance Period”) of your final base salary, less applicable tax deductions and withholdings.

•	You will continue vesting through the end of the Term and during the Severance Period in all equity awards granted to you. Vested stock options remain exercisable until the end of the 90-day period following the Severance Period (unless any of the options would by their terms expire sooner, in which case you may exercise such options at any time before their expiration).

•	If the termination that qualifies you for severance benefits occurs prior to the end of the Term or on or after the end of the Term, you will be eligible to receive a payment in respect of your current year’s bonus equal to the product of (i) your annual target bonus, multiplied by (ii) Safeguard’s percentage achievement of its annual Management Incentive Plan objectives as such percentage achievement shall be determined by the Compensation Committee, in its discretion, as of the end of the calendar quarter closest to your date of termination, multiplied by (iii) a fraction, the numerator of which is the number of days in Safeguard’s fiscal year elapsed at the time of the termination and the denominator of which is 365. Payment under this provision will be made within 60 days after the end of the quarter in which the determination referred to in (ii) above is made.

•	Your medical and dental insurance and other health and welfare plan benefits will terminate on the last day of the month in which your employment terminates. Your COBRA notice will be given and benefit conversion privileges will begin the first day of the month following your termination of your employment. Safeguard will reimburse you with a single lump sum payment for your COBRA premiums for your health insurance (less any premium allocation that you are then paying) and dental through the end of the Severance Period, and in the event a termination that qualifies you for severance benefits occurs prior to the end of the Term, Safeguard will reimburse you with a single lump sum payment for your COBRA premiums for your health insurance (less any premium allocation that you are then paying) and dental through the end of the Term. Your single lump sum payment will be made within the later of 45 days after your date of termination or Safeguard?s receipt of your request for reimbursement, subject to your execution and non-revocation of the release described below.

2

In this letter, the term “cause” means (a) your failure to adhere to any written Safeguard policy in effect from time to time if you have been given a reasonable opportunity to comply with such policy or cure your failure to comply (which reasonable opportunity must be granted during the ten-day period preceding termination of this Agreement); (b) your appropriation (or attempted appropriation of a material business opportunity of Safeguard including attempting to secure or securing any personal profit in connection with any transaction entered into on behalf of Safeguard; (c) your misappropriation (or attempted misappropriation) of any of Safeguard’s funds or property; or (d) your conviction of, indictment for (or its procedural equivalent), or your entering of a guilty plea or plea of no contest with respect to, a felony, the equivalent thereof, or any other crime with respect to which imprisonment is a possible punishment.

This agreement will inure to the benefit of your personal representatives, executors, and heirs. In the event you die while any amount payable under this agreement remains unpaid, all such amounts will be paid in accordance with the terms and conditions of this letter.

All compensation and benefits described above will be contingent on your execution of a release, which is not subsequently rescinded, of all claims against Safeguard pursuant to Safeguard’s standard employee release form. You will have 21 days following your termination of employment in which to consider the release although you may execute it sooner. Please note that the release will have a rescission period of seven days.

No term or condition set forth in this letter may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing and signed by you and the Chief Executive Officer, or another duly authorized officer, of Safeguard.

You acknowledge that the arrangements described in this letter will be the only obligations of Safeguard or its affiliates in connection with any determination by Safeguard to terminate your employment with Safeguard. This letter does not terminate, alter, or affect your rights under any plan or program of Safeguard in which you may participate, except as explicitly set forth herein. Your participation in such plans or programs will be governed by the terms of such plans and programs.

The obligations of Safeguard set forth in this letter are absolute and unconditional and will not be subject to any right of set-off, counterclaim, recoupment, defense, or other right which Safeguard may have against you, subject to, in the event of your termination of employment, your release of claims against Safeguard in Safeguard's standard employee release form. You will not be required to mitigate the amount of any payment provided for in this letter by seeking other employment or otherwise. Safeguard's obligations to make payments under this letter are unfunded and unsecured and will be paid out of the general assets of Safeguard.

This agreement will be construed and enforced in accordance with the laws of the Commonwealth of Pennsylvania without regard to the conflicts of laws rules of any state. Any controversy or claim arising out of or relating to this agreement, or the breach thereof, will be settled by arbitration in Philadelphia, Pennsylvania, in accordance with the National Rules for the Resolution of Employment Disputes of the American Arbitration Association, using one arbitrator, and judgment upon the award rendered by the arbitrator may be entered in any court of competent jurisdiction.

3

To acknowledge your acceptance of the terms, kindly sign and return the enclosed copy of this amendment to me.

Sincerely,

/s/ Brian J. Sisko

Brian J. Sisko

Executive Vice President and Chief Operating Officer

Safeguard Scientifics, Inc.

Agreed and accepted: /s/ Dave Kille

Date: 4/9/18

4